Filed by Marriott Vacations Worldwide Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934 as amended

Subject Company:
ILG, Inc.
Commission File No.: 001-34062

This message is being sent to all EC, EC direct reports, Senior Vice Presidents, Vice Presidents, Project Directors and General Managers.

Overview

Today we will announce that Marriott Vacations Worldwide has entered into an agreement to acquire ILG, our longstanding exchange partner and a leading provider of premier vacation experiences, in a cash and stock transaction with an implied equity value of approximately $4.7 billion. Together, we will create a leading upper-upscale and luxury vacation ownership and exchange company with over 100 vacation ownership properties and more than 20,000 units located all over the world. We will also be the global licensee of seven upper-upscale and luxury vacation brands including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

Expectations and Goals

As senior leaders of MVW, you will play an important role in communicating with our associates, Owners, Members, guests and other stakeholders about the benefits of this announcement and what it means for our future.

To ensure all associates have consistent information about this combination, I ask that you become familiar with the following attached communications materials:

•	A copy of the transaction press release;

•	An email being distributed to all MVW associates;

•	A set of Frequently Asked Questions (FAQs) for MVW associates; and

•	A copy of the letter and FAQs that are being distributed to our Owners and Members.

In addition, below you will find key messages / talking points to support your conversations.

Please keep in mind that how you discuss this announcement will affect how our associates and other stakeholders respond. Please be confident, positive and forward-looking, and encourage our associates to do the same.

For all audiences, it is important to reiterate that until the transaction closes, which we expect to occur in the second half of 2018, MVW and ILG remain separate companies and there should be no impact on associates’ day-to-day responsibilities.

As you familiarize yourself with the communications materials, please keep in mind:

•	The below and attached documents and messages have been approved by legal counsel. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding this transaction.

•	Be sensitive to our associates’ needs and listen to their concerns, but please do not speculate about any topics beyond the materials provided, including opportunities for synergies, possible product enhancements or impacts on associates.

•	This announcement is just the first step. The transaction is expected to close in the second half of 2018, following regulatory approvals and approval from MVW and ILG shareholders. Until then, MVW and ILG will continue to be separate companies, and we will operate as usual.

•	During this period, it is important that we speak with one voice. Except for certain company executives, no one should speak with media, analysts or investors about this transaction on the Company’s behalf. Consistent with our policy, please be sure that you and your teams refer all related inquiries to Ed Kinney at 407-206-6278 or ed.kinney@mvwc.com.

•	Please encourage associates to remain focused on their day-to-day responsibilities.

PLEASE NOTE: It’s always OK to acknowledge that you don’t yet have all of the answers. You will likely receive many questions for which you simply don’t have the answers. Please use this answer in those situations:

“That’s a great question. At this point, we’re very early in the process; there’s a lot of work ahead that both companies need to do. We are working diligently to make this transaction successful, and to answer your questions as quickly and completely as possible. We will keep you informed as appropriate.”

Keep in mind you will not have an answer to every question, and you should take note of those questions that you are unable to answer and share them with other members of the leadership team. We will then work to provide answers to those questions over time, as decisions are finalized.

Next Steps

There will be an analyst / investor call and webcast today at 8:00 a.m. Eastern Time to communicate this news to the investment community.

In addition, in the days and weeks ahead, please make yourself available to your direct reports to discuss the announcement and answer their questions. Please use the attached talking points to explain the details and benefits of the transaction.

Key Messages / Talking Points for Associates

To assist you in communicating with your direct reports, below are some key messages that we suggest emphasizing.

What Was Announced

•	We announced that MVW has agreed to acquire ILG to create a leading global provider of premier vacation experiences.

•	As many of you know, ILG is a leading provider of premier vacation experiences with over 40 properties and more than 250,000 owners in its Vistana Signature Experiences and Hyatt Vacation Ownership portfolios. ILG is also our longstanding exchange partner with exchange networks comprising nearly two million members and over 3,200 resorts worldwide.

•	We are confident this transaction will provide us with expanded scale and additional diversification that will allow us to broaden our reach.

•	With ILG, we believe we will be able to enhance value and create opportunities for our associates and the rest of our stakeholders.

Creating a More Diversified Industry Leader

•	MVW’s acquisition of ILG brings together two industry-leading partners to create a world-class upper-upscale and luxury vacation ownership and exchange company.

•	With ILG, we will have over 100 vacation ownership properties and more than 20,000 units located around the world, and will be the global licensee to seven upper-upscale and luxury brands, including Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	We will also have exclusive access for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and Ritz-Carlton Rewards loyalty programs for our six Marriott vacation ownership brands.

•	Through ILG’s relationship with Hyatt, we will have rights to develop, market and sell under the Hyatt Vacation Ownership programs, including access to the almost 10 million members of the World of Hyatt loyalty platform.

•	Additionally, ILG’s exchange networks and resort management business represent profitable revenue streams that will further diversify MVW’s revenue profile and expand its margins.

•	We are confident that this enhanced potential and scale will enable us to drive sales growth across both MVW and ILG businesses.

•	Importantly, ILG shares our dedication to customers and our commitment to creating an unparalleled vacation experience for the owners, members and guests of our companies.

What This Means for Associates

•	While we are announcing this acquisition today, we do not expect to complete the transaction until the second half of 2018.

•	Until that time, MVW and ILG will continue to operate as separate businesses. That means that it is business as usual for all of us.

•	Upon the completion of the transaction, Steve Weisz will continue to lead our company as President and Chief Executive Officer and John Geller will continue in his role as Chief Financial and Administrative Officer. The MVW Board will be expanded from eight to 10 members to include two current members of the ILG Board, and Bill Shaw will remain in the role of Chairman of the MVW Board.

•	MVW’s headquarters will remain in Orlando, and the combined company will maintain a significant operating presence in Miami. Interval International’s headquarters will also remain in Miami.

•	Bringing our two companies together will require a thoughtful and detailed integration plan, which we expect may take up to two years, post-closing, to fully complete. Plans for the combination of MVW and ILG upon closing are already being developed, and we will keep you informed of important developments as we move through the process.

•	The ILG company culture is similar to ours and we fully expect a smooth transition following the closing of the transaction.

•	While there are still many decisions to be made, we are confident that this transaction will ultimately present exciting career opportunities for associates as part of a larger and more diversified organization.

•	An important note for all Associates, please review the associate FAQ document, and in particular the “dos and don’ts” section regarding interacting with ILG between now and the close of the transaction.

Closing Thoughts

•	I realize you may have questions about this transaction and what it means for you; however, we are still very early in this process and there is a lot of work ahead.

•	I want to emphasize again that, until the transaction closes, MVW and ILG will remain separate businesses and it is business as usual.

•	Today’s announcement has no immediate impact on your day-to-day job responsibilities. You should continue to focus on fulfilling the dreams of Owners, Members and guests around the world and providing them with vacation memories that will last a lifetime.

•	We are committed to providing updates regarding any important developments as we move through the process.

•	Our ability to successfully combine these two great companies is a testament to your hard work and the tremendous accomplishments we have achieved as a team.

•	We thank you for your continued hard work and ongoing commitment to MVW and your contributions to our growth and proven track record of superior customer service and financial performance.

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and MVW’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and MVW; our beliefs relating to value creation as a result of a potential combination with MVW; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MVW and ILG will be submitted to ILG’s stockholders and MVW’s stockholders for their consideration. In connection with the proposed transaction, MVW will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and MVW’s stockholders to be filed with the Securities and Exchange Commission (“SEC”). ILG will mail the joint proxy statement/prospectus to its stockholders, MVW will mail the joint proxy statement/prospectus to its stockholders and ILG and MVW will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

MVW, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about MVW directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017. These documents are available free of charge from the sources indicated above, and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials MVW and ILG file with the SEC.